Exhibit 99.3*

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

MARKETABLE SECURITIES - OTHER INVESTMENTS

Schedule IV

 December 31, 2005

Name of Issuer and Title of Issuer	Number of Shares/Principal Amount of Bonds	Costs	Market Value	Amount at Which The Portfolio is Carried in the Books

Haemacure Corp.	1,500	$ 383	$ 383	$ 383
Chartwell Technologies	21,400	147,850	88,810	88,810
Navigator Capital	35,076	400,000	290,043	290,043

As per the attached financial statements, the following investments were held at the end of December 31, 2005:

Total Investments

=   $ 379,236